DAVID NGUYEN

Chief Technical Officer

PROFILE

Seasoned Chief Technical Officer and Product Manager having worked with tech companies **over the last 25 years**, I have built and helped build companies from scratch, developed businesses, and **managed large and complex projects** in mission-critical environments. With **great leadership and business expertise**, as well as team-building abilities and decision-making skills, I make thoughtful decisions about the mission and goals of the organizations I work for.
By understanding core business, analyzing transversal needs, apprehending the intricate underlying interactions and **defining the technologies that drive the businesses**, I have helped many companies thrive and succeed in a wide variety of fields, including IT Infrastructure, Marketing, Sales or Logistics.

CORE COMPETENCIES

» Company Management
» Capital Raising
» Strategic Oversight
» Market Insights
» Risk Management
» Change Management
» Leadership
» Team Building
» Sales Development
» Product Development
» Project Management
» Research & Development
» Business Processes
» Negotiation
» Communication

TECHNICAL SKILLS

Development
» CI/CD, test automation
» Agile, SCRUM, DevOPs
» .NET, NodeJS, PHP
» Javascript, HTML, CSS
» iOS, Android
» SQL Server, MySQL
» Postgres, MongoDB

Server technologies
» Windows Server
» Microsoft Exchange
» Microsoft SharePoint
» Microsoft Office365
» Microsoft SQL Server
» Linux, MacOS

Networking / Infrastructure
» Cisco Routing
» Cisco Security
» Cisco Switching
» Cisco Telephony
» VMWare
» EMC, Netapp
» Azure, AWS, Google Cloud

EMPLOYMENT HISTORY

DN Consulting — **Basel, Switzerland**
Independent Consultant
2013 - Present (7 years)

Working as a CTO/CSO/CMO for companies ranging from startups to well-established enterprises, I help businesses when they need short to mid-term very high level of expertise in any field dealing with technology.

I advise CEOs when they need to understand the necessity of digital transformation and how it applies to their businesses by translating complex business requirements into technical specifications.

I assist companies when they need a strong project manager capable of handling every phase of product development, from feasibility to implementation including significant rollout to multiple countries and worldwide users.

- digital product development in all phases of the development life cycle
- business model definition, ROI, and assisting in capital funding, market analysis and overall business strategy

NATIONALITY
French (B Permit)

LANGUAGES

English
French
Spanish
German

HOBBIES

Swim, Bike, Run
(3 times Ironman finisher,
3 times Marathon finisher)
Hiking, Climbing, Alpinism
Music (piano, guitar)

» complex IT architectures and infrastructure design, including disaster recovery, business continuity, cloud computing and advanced security
» sales, marketing, IT and software development teams management, including recruitment and people onboarding and training (internal, near-shore and offshore)

KEY INDUSTRIES I HAVE WORKED FOR

» Pubic Safety
» Fashion Industry
» Logistics and Transportation
» Laboratory instrumentation and automation
» Real Estate
» Pharmaceutical
» Retail Industry
» Entertainment Industry
» Automotive Industry
» Press, ...

HR Net — Mulhouse, France

Founder and CEO

1995 - 2013 (18 years)

Internet Service Provider
Founded the first regional ISP in 1995 and grew to one of the largest regional provider in France with over 1 000 business customers.

Digital Web Agency
Founded in 1999 one of the first truly integrated digital web agencies in France, bringing marketing, advertising, and IT skills into a one-stop solution in an emerging market.

IT Services
As an extension to its Internet Service Providing services, HR Net helped design, build and maintain complete and complex network infrastructures for business clients, including high availability and business continuity solutions.

- Served as the founder and CEO, overseeing all the day-to-day operations from IT management to sales and marketing as well as all the strategic choices and decisions for all business activities.

- Built the company from scratch. My role was to assist clients in their digital transformation encompassing all aspects of their business to bring them to the digital age.

- Acted as the certified partner with the following vendors/technologies: Cisco, Microsoft, EMC, VMWare, IBM, HP, Altiris (ITIL), and more.

Sold the company in 2013

Encore Studios — Burbank, USA

Assistant Engineer

1993 - 1994 (1 year)

- Assisting recording and mixing engineers with live, music, and vocals recording and mixing sessions with world-renowned producers, musicians, and performers.
- Worked with many artists, including Diana Ross, Lionel Richie, Chicago, Bobby Womack, ...

EDUCATION

UCLA — Los Angeles, USA

1992 - 1994

Recording Engineering
Audio production and engineering, studio and live music production, sound design for theater, film, TV, radio, interactive digital media productions.

Electronic Music
Broad-based musical and artistic education coupled with extensive practical training with a specific focus on electronic music.

Prep School, Lycée Massena — Nice, France

1991 - 1992

David Nguyen
+41 79 814 01 68
davidnguyen@dnconsulting.ch

SIGNIFICANT PROJECT PORTFOLIO

Client: L'Agence Sentinel
Colmar, France

Industry: Public Safety App

Context
The founder wanted to build an app to improve public safety using a peer-to-peer solution that would enable each user to report any incident, accident, or danger he witnesses. The app would then alert users concerned by the threat and inform the public authorities.

Solution
Created a full-featured mobile app to report danger in real-time, including live chat and video chat. Created a full-featured supervisor app so the control center can monitor situations in real-time with a direct connection to the public authorities.

Skills
Business Development, Marketing Strategy, Product Development, Web Development, Mobile App Development, Agile/Scrum, IOT

Tasks / Achievements
- Supported the founder from inception to the market release of the service and led a 2M€ fundraising. Defined the business model with the founder and set the market strategy to allow the client to transform his ideas into a marketable product
- Defined the app features and roadmap over a 3-year cycle
- Defined the technical specifications and requirements and selected all the tech stacks needed to support a highly secure and scalable service
- Designed and managed the development of the mobile app for iOS and Android using Swift and Javac
- Designed and managed the development of the backend app and web app using Node.JS and MongoDB no-SQL servers
- Defined, build and managed the deployment of the hosting infrastructure with high availability, resiliency and scalability requirements
- Helped establish the marketing strategy supporting the CMO
- Defined pricing model and help set the sales strategy supporting the CSO
- Defined the partnership strategy and led negotiations with highly ranked officials at the Interior Ministry, which allowed the client to be the only app in France to connect directly to the national police
- Designed a connected device (IoT) able to use the system directly without needing a Smartphone: designed and built the prototype using Raspberry Pi computers coupled with a proprietary circuit board and managed sourcing the industrialization of the build process.

Client: NDA protected
Strasbourg, France

Industry: Proptech – 3D virtual tours

Context
The founder and CEO needed to scale the company as he was in negotiations with one of the largest banks in France that would multiply by five the number of orders they had. The founder also wanted to create a new service to reach the consumer market.

Solution
Defined all the creation and production processes and built an automated solution integrating all the operations with real-time monitoring.
Defined and created a mobile app that allows any user to build a 3D Virtual Tour of his home in less than 2 minutes.

Skills
Business Development, Marketing Strategy, Product Development, Web Development, Mobile App Development, Agile/Scrum, Process Automation

Tasks / Achievements
- Collected all processes from a single individual working intuitively and with no defined processes
- Industrialized all the processes to make them more streamlined and reproducible
- Hired and built a nearshore team to handle all the underlying operations. Created all

David Nguyen
+41 79 814 01 68
davidnguyen@dnconsulting.ch

the training materials so new members of the team could quickly and autonomously perform all tasks, using video tutorials and managing video and sound production and post-production

» Defined all the requirements and features for a web app and the backend to automate the creation process. Designed and managed the development of the apps using Node.js and MongoDB no-SQL server.
» Designed and built an automated server farm to render 3D models using Blender
» Integrated all the process and automated most of the tasks to efficiently scale using Zapier and integrated the sales process with the production process using PipeDrive
» Defined a new service for consumers that would enable end-users to build a 3D tour of their own home automatically. Defined the business model and the market strategy. Created marketing videos to promote and pre-launch the service
» Defined all the features and requirements to create a mobile app. Defined the roadmap
» Designed and managed the development of the mobile app using Xamarin and .NET solutions.

Client: Chlorophyl Vision

Colmar, France

Industry: Software development

Context

The client had developed a sophisticated low code mobile development platform and was looking to expand his client base and partnership. He had a robust solution but no growth strategy or go to market plan.

Solution

Defined a marketing and product strategy better adapted to the market demand. Created marketing materials.

Skills

Business Development, Marketing Strategy, Product Development

Tasks / Achievements

» Helped defined and fine-tune product features to meet the actual market demand better
» Created and redacted marketing material to pitch investors and potential partners
» Defined the growth and marketing strategy that caught the attention of Microsoft
» Led negotiations with Microsoft so they would push the product to their significant clients

Client: Pointe-à-Pitre Airport

Pointe-à-Pitre, Guadeloupe

Industry: International Airport

Context

The client wanted to migrate his messaging services to make it more secure and more streamlined.

Solution

Migrated and built a new more robust messaging system.

Skills

IT design, Microsoft Server Technology

Tasks / Achievements:

» Collected users' requirements and defined global solution
» Designed and managed the deployment of a messaging solution using Microsoft Exchange

Client: Endress + Hauser France

Huningue, France

Industry: Measurement Instrumentation

Context

The client needed a solution to track tools that are sent all over the country to technicians and clients. He needed a way to locate each tool and enable users to report any damaged or faulty equipment easily and quickly.

Solution

Created an app that allows planning and monitoring of shipments and real time tracking.

David Nguyen
+41 79 814 01 68
davidnguyen@dnconsulting.ch

Skills
Product Development, Web Development, Mobile App Development, Agile/Scrum

Tasks / Achievements
- Defined the business requirements
- Created an app that allowed users to track each tool by scanning QRCodes. Users could report any issue directly from the app by taking a picture.
- Defined the processes, the logic, and the features
- Designed and managed the development of the web and mobile app
- Created the training material

Context
The client wanted to create an interactive Web TV to publish corporate videos, client interviews, and product news.

Solution
Build an interactive web site where the users can watch presentation videos with dynamic embedded links to other relevant videos and an integrated product catalog detailing products presented in the videos (visible at https://webtv.fr.endress.com/).

Skills
Product Management, Web Development and Design, Marketing

Tasks / Achievements
Designed and managed the development of an interactive web site
- Supported the client in building the logic inside the first videos to match the interactive process
- Integration of the raw videos into the web app that was developed

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Context
The client wanted to automate his probe temperature calibration process in order to minimize errors and be able to deliver calibration certificates more quickly.

Solution
Create apps that allows the client to collect calibration data automatically through direct connection to high precision meters and automate the calibration process and certification.

Skills
Product Management, Web Development, Desktop App Development, Process Automation, Agile/Scrum

Tasks / Achievements
- Created a desktop app connected to high precision meters that automatically collects and enables the operator to input data manually if needed
- Creates a web app to plan and monitor the calibration processes
- Defined the app features to process all collected data in order to produce a calibration certificate
- Designed and managed the development of the app

Client: Endress + Hauser Germany

Maulburg, Germany

Industry: Measurement Instrumentation

Context
The client wanted to build a videogame used as a training tool for their sales team.**Solution**
Build a videogame through a webapp.

Skills
Web Development, Agile/Scrum

Tasks / Achievements
- Designed and managed the development of the web site and the coding of the videogame
- Managed voice over sound recording and sound editing

David Nguyen
+41 79 814 01 68
davidnguyen@dnconsulting.ch

Client: Clin Data Management
Rouffach, France

Industry: Pharma - Medical Data Storage

Context
The client was commissioned by a large pharmaceutical company to build a secure digital storage solution to store and archive clinical trial data with substantial compliance requirements.

Solution
Build a complete network and server infrastructure that followed strict guidelines and regulatory requirements.

Skills
IT Design, Microsoft Server, Cisco Networking

Tasks / Achievements
» Network and security design
» Server and storage design
» Managed the deployment and implementation of the infrastructure

Client: Love The Brands
Madrid, Spain

Industry: Fashion Industry - Web Portal

Context
The client wanted to build a fashion portal from scratch that could aggregate hundreds of e-commerce websites and collect statistical data about the content aggregated to determine trends and usage data. .

Solution
Build a global data parser collecting information from different e-commerce websites with a tool to standardize data so it could be globally indexed and searched. Build a web site presenting all the data so users can browse and search the aggregated data. Build an analytical tool to process all collected data and produce significant trends to brands and e-commerce actors.

Skills
Product Management, Product Development, Web Development, Agile/Scrum

Tasks / Achievements
» Defined the business requirements
» Overall definition of the technical strategies and solutions
» Designed and managed the development of the backend app and web app using Node.JS and MongoDB no-SQL servers
» Supported the client in meetings to present the solution to potential investors and partners

Client: Mac Donald's
Paris, France

Industry: Fast Food

Context
The client needed an extranet solution to publish data to all the franchisees. Data had to be accessible around the clock and be fully secured as it contained confidential information.

Solution
Build a secure and reliable server infrastructure to support the hosting of the client's extranet meeting all the feature requirements.

Skills
IT design, Microsoft Server Technology, VMWare virtualization

Tasks / Achievements
» Defined server architecture to match the client's needs
» Designed and managed end solution deployment using Microsoft SharePoint and VMWare infrastructure

David Nguyen
+41 79 814 01 68
davidnguyen@dnconsulting.ch

Client: SAT France

Bartenheim, France

Industry: Transport and logistics

Context
The client handles continuous processing of customs declarations for high-end international clients in the luxury industry. He needed a solution with minimum downtime and fast recovery time in case of failure.

Solution
Design and build a highly redundant and resilient network operated from multiple locations with a geo-replication system designed to improve the distribution of data across geographically distributed data networks.

Skills
IT design, Microsoft Server Technology, VMWare virtualization, Cisco Networking and Telephony, Data Storage

Tasks / Achievements
» Designed the network, security, server infrastructure
» Managed the deployment of the network using Cisco Firewalls, Switches and Routers
» Managed the implementation of the server and storage environment using Cisco Server, VMware ESXi, and EMC Unity
» Designed and implemented a global and unified telephony solution spreading over 12 locations using Asterisk and Cisco Webex

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Context
The client needed a solution to invoicing his customers based on the operations conducted.

Solution
Development of an app that collects data from a database and processes them to automate the invoicing process.

Skills
Process Automation, Web Development

Tasks / Achievements
» Defined the business requirements
» Designed and managed the development of the web app
» Integrated the app with the invoicing software

Client: Carré Eden

Marrakech, Morocco

Industry: High end luxury real estate

Context
The client needed a solution to track and process tenants’ complaints and follow issue resolutions. Tenants are high net worth international individuals with high expectations, and the client required a solution both easy to use and able to cover specific needs.

Solution
Created a web app that allows users to report issues with a full tracking solution of each issues and with automated task assignment and extended monitoring.

Skills
Product Management, Product Development, Web Development

Tasks / Achievements
» Defined the business requirements
» Created a three-level app for the tenants, building managers and suppliers allowing complete monitoring of complaints and processes to resolve tenants’ issues
» Defined the processes, the logic, and the features
» Designed and managed the development of the web and mobile app
» Created the training material and training of stakeholders

David Nguyen
+41 79 814 01 68
davidnguyen@dnconsulting.ch

Client: **Cryostar**

Hésingue, France

Industry: Cryogenic Equipment

Context

As the client was expanding to more international sites, he needed a secure way to connect all the sites and to provide secure remote access to the network. As the client was scaling quickly, he needed a solution to actively deploy end users' desktop computers.

Solution

Build a robust network and implentation of a IT Service Management Solution

Skills

IT Design, ITIL, Cisco Networking

Tasks / Achievements

» Designed and managed the deployment of security network solution using Cisco firewalls, routers and switches

» Collected requirements, designed and managed the deployment of IT Service Management solution enforcing ITIL standards using Altiris

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Context

The client wanted a full redesign of his web site that would better suit his industrial identity.

Solution

Design and creation of the web site along with the marketing material.

Skills

Web Design, Marketing

Tasks / Achievements

» Web site design and creation, managing the development

» Created marketing materials

David Nguyen
+41 79 814 01 68
davidnguyen@dnconsulting.ch